Date    28 March 2001
Number  29/01

BHP AND MITSUBISHI EQUALISE QUEENSLAND METALLURGICAL COAL INTERESTS

BHP Limited (BHP) and Mitsubishi Development Pty. Ltd. (Mitsubishi) today announced an agreement to move to equal ownership of their interests in the Central Queensland Coal Associates (CQCA) and Gregory Joint Ventures (JVs).

This equalisation is a further step in the metallurgical coal strategic alliance (the Alliance) BHP and Mitsubishi announced at the time of launching the acquisition of QCT Resources Ltd (QRL) last year and follows the successful conclusion of this acquisition and the subsequent announcement of plans to integrate the CQCA Blackwater mine with the QRL South Blackwater mine.

The agreement will result in a transfer of 18.285% of the CQCA JV and 30.325% of the Gregory JV from BHP to Mitsubishi for A$1.005 billion.

BHP and Mitsubishi will have joint operational control of the CQCA and Gregory JV assets and will jointly market the coal produced. Details of the transition of ownership interests are attached.

New operational and marketing arrangements will reflect the equalised ownership. A jointly owned operations management company will be established to contract with BHP Coal to provide a full range of services associated with the operation of the Bowen Basin coal mines and Hay Point coal terminal.
A jointly owned marketing company will act as the marketing agent for the Alliance. The Alliance will continue to benefit from strong involvement with BHP's global operations and business services network.

No change to employment levels is expected in the Queensland coal operations as a result of this transaction, beyond those announced last year for the closure of the South Blackwater underground mines. The operational workforce will continue to be employed by BHP.

BHP Managing Director and CEO Paul Anderson said: "We are actively managing our asset portfolio and looking for opportunities to extract greater value from our current businesses. This transaction, related developments over the last 6 months, and the expected benefits of the Alliance, represent an outstanding outcome for shareholders.

"The QRL acquisition allowed us to rationalise production and capture synergies that were otherwise not available by simplifying our joint venture structures and ownership arrangements. This equalisation of interests with Mitsubishi leaves two strong partners with fully aligned interests running the world's best metallurgical coal business. This will enhance our capacity to pursue opportunities and further strengthen the Queensland coal industry.

"This 50 per cent interest in the CQCA and Gregory operations is a world class investment for BHP. Mitsubishi's now equal involvement will add significantly to the value of our joint business by extending our market presence and enhancing our performance in meeting the needs of customers."

BHP's equity in the CQCA JV will move to 50% (from 52.1% prior to the QRL acquisition) and to 50% (from 64.14%) in the Gregory JV.

In welcoming the agreement, Mr Kenjiro Itadani, Managing Director of Mitsubishi, said: "Mitsubishi is proud of its involvement in the Australian coal industry over the past 30 years. We were one of the founding CQCA partners, and have continued to meet all of our commitments to the ongoing development of the Bowen Basin export coal industry.

"Investment in high quality resources is a core strategic objective for Mitsubishi. Our significant level of new investments, including the $130 million commitment to the Blackwater/South Blackwater open cut expansion, clearly demonstrates our confidence in the long term future of these assets, which are our only global metallurgical coal investment.

"The Alliance was established because we have a common vision for what is required to secure the competitiveness of our metallurgical coal business. We believe that by combining our complementary operational and marketing strengths, we will be able to more effectively achieve our joint and individual objectives.

"We recognize the considerable value BHP has added through its management of our Bowen Basin assets and we are pleased that BHP will continue to play a leading role in operations."

These new equity arrangements will not affect BHP's interests in the operations at the Riverside and South Walker Creek mines, nor in the Illawarra mines in NSW.

BHP and Mitsubishi are working to conclude the transaction by 30 June 2001 subject to regulatory approvals.


For further information please contact:

BHP
Mandy Frostick
Manager Media Relations
Phone:  61 3 9609 4157
Mobile: 61 419 546 245

Dr Robert Porter
Vice President Investor Relations
Phone: 61 3 9609 3540
Mobile:  61 419 587 456

Mitsubishi
Robert Campese
Manager General Affairs
Phone:  61 2 9951 4833

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625